Exhibit 99.34

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION REPORTS RESOURCE DRILLING DRIVES 65% GROWTH IN YEAR-END RESERVES

Calgary, February 17, 2011 — Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces the results of its 2010 year-end reserves as evaluated by GLJ Petroleum Consultants Ltd. (“GLJ”), the independent reserves evaluator, for 100% of Bellatrix’s oil and gas properties prepared in accordance with National Instrument 51-101 (“NI 51-101”).

As Bellatrix  plans to announce its audited 2010 financial results on or about March 10, 2011, certain financial information for the year ended December 31, 2010 disclosed herein, or used in various calculations herein, is based on unaudited information and has been utilized by Bellatrix in this release to facilitate the discussion with respect to the performance of our capital program. Readers are advised that these financial estimates are subject to audit and may be subject to change as a result, and such changes could be material.

The highlights section contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in the document.  Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

HIGHLIGHTS

•                  2010 sales volumes averaged 8,519 boe/d with an exit rate of 10,500 boe/d (weighted 42% to crude oil, condensate and NGLs).

•                  Q4 2010 sales volumes averaged 10,002 boe/d up 52% from Q4 2009. For the week of February 5 to February 11, 2011 field production averaged 11,220 boe/d (weighted 43% to crude oil, condensate and NGLs).

•                  As of  December 31, 2010, the Company posted total company interest proved reserves of 24.93 mmboe and total company interest proved plus probable reserves of 42.56 mmboe representing a 64.5% growth year over year.

•                  Excluding properties which were disposed in 2010, proved and probable company interest reserve additions in 2010 replaced 590% of production.

•                  The net present value of future net revenue of reserves at 10% discount rate improved to $481.54 million up from $357.34 million posted in 2009 representing an increase of 34.8%.

•                  Bellatrix’s net asset value, as at December 31, 2010, based on the GLJ evaluation at a 10% discount rate, equates to $5.11 per basic share outstanding and is $5.79 per basic share outstanding at an 8% discount rate.

•                  The Company’s reserve life index has extended to 7.2 years for total company interest proved reserves up from 6.4 years in 2009 with total company interest proved and probable reserve life index increased to 11.2 years up from 9.4 years presented in 2009.

•                  2010 FD&A including changes to future development capital for proved reserves equated to $15.94 /boe.

•                  2010 FD&A including changes to future development capital for total proved plus probable reserves were $12.89 /boe.

•                  The Company established recycle ratios, after commodity price risk management contracts and excluding future development costs of 2.52 times on a proved basis and 4.31 times on a proved and probable basis.

•                  Funds flow from operations increased to $53.0 million ($0.57/share) in 2010 up from $36.0 million ($0.46/share) posted in 2009.

•                  The Company’s total debt including the liability component of its convertible debentures, excluding unrealized commodity contract assets and liabilities, future income taxes, asset retirement obligations and capital lease obligations, as at December 31, 2010 was $87.4 million, down from $107.3 million at the year ending 2009.

	2010 Reserves			2009 Reserves
	Oil & Liquids	Natural Gas	Total	Total	Variance
	(mbbls)	(mmcf)	(mboe)	(mboe)%

Proved	9,547	92,298	24,930	16,573	+ 50.4%
Probable	7,567	60,379	17,630	9,299	+ 89.6%
Proved Plus Probable [1]	17,114	152,677	42,560	25,872	+ 64.5%

1 based on company interest  reserves

FINDING, DEVELOPMENT AND ACQUISITION COSTS (“FD&A”)  HIGHLIGHTS

($/boe)	2010	2009	2008-2010 Average
Proved (excluding FDC)	8.47	$6.01	9.42
Proved (including FDC)	15.94	$8.61	15.46

Proved Plus Probable (excluding FDC)	4.96	$6.90	6.58
Proved Plus Probable (including FDC)	12.89	$5.93	13.36

FIRST QUARTER DRILLING PROGRAM UPDATE

As part of the 2011 capital expenditures budget the Corporation anticipates a very active first quarter in 2011 with participation in 25 gross (12.4 net) wells weighted 2/3 oil and 1/3 liquids rich gas. To date in the first quarter of 2011, 5 gross (3.52 net)  operated wells and  2 gross (0.29 net) non-operated wells have been drilled in the Cardium. Four of these wells (2.81 net) have been completed and are on production. Two gross (0.95 net) operated wells are currently drilling to evaluate the Notikewin with an additional 3 gross (1.05 net) non operated Notikewin tests that have been drilled and are waiting on completion.

OPERATING HIGHLIGHTS

Exploration and development capital expenditures after drilling incentive credits but excluding corporate expenditures, property acquisitions and dispositions were $98.4 million in 2010. During the fourth quarter of 2010, Bellatrix spent $34.9 million on capital projects, excluding corporate expenditures, property acquisitions and dispositions, compared to $9.6 million in 2009.

In 2010, the Company participated in 48 gross (28.8 net) wells resulting in 38 gross (21.5 net) oil wells, 9 gross (6.3 net) gas wells and one dry hole providing a 98% drilling success rate for 2010. Production decline was offset and production grew by over 40% from Q4 2009 sales volumes of 6,572 boe/d to an exit rate of 10,500 boe/d.

Bellatrix reports the following highlights of the Company’s operations and undeveloped land at December 31, 2010 in comparison to the prior year end, including:

•                  Total net proceeds from the sale of properties in 2010 were $14.6 million; the net proceeds from the dispositions were used to pay down debt.

•                  The Company’s total net debt including the liability component of its convertible debentures, excluding unrealized commodity contract assets and liabilities, future income taxes, asset retirement obligations and capital lease obligations, as at December 31, 2010 was $87.4 million, down from $107.3  million as at December 31, 2009 and $215.0 million as at December 31, 2008.

•                  The Company’s credit facility was expanded effective December 15, 2010 and consists of a $15 million demand operating facility provided by one Canadian bank and a $85 million extendible revolving term credit facility provided by one Canadian bank and one Canadian financial institution.  The next borrowing base review is scheduled for May 31, 2011. The expanded credit facilities provide the Company with the financial flexibility to fund its 2011 capital program.

•                  As at December 31, 2010, Bellatrix has approximately $41 million drawn on its extendible, revolving bank credit facility leaving $59 million available to assist in managing our operations and capital program.

•                  Based on the reserves information and other data as at December 31, 2010, the Company has performed ceiling test calculations in accordance with the requirements of CICA AcG 16 “Oil and Gas Accounting — Full Cost”. No ceiling test impairment of oil and gas properties is anticipated  for accounting purposes as at December 31, 2010.

•                  The Company has approximately $450 million in tax pools available for deduction against future income.

•                  Bellatrix has 211,893 net undeveloped acres in Alberta, British Columbia and Saskatchewan.

RESERVES

At December 31, 2010 the Company’s proved and probable company interest reserves, using forecast prices and costs, were 42,560 mboe, an increase of 64.5% compared to 25,872  mboe at December 31, 2009.  Property dispositions accounted for 1,651 mboe or a 6.4% decrease in the Company’s proved and probable company interest reserves. Excluding dispositions, the Company’s proved and probable company interest reserves at December 31, 2010 increased by 70.9% when compared to December 31, 2009.  By commodity type, natural gas makes up 59.8%, light oil and natural gas liquids 38.6% and heavy oil 1.6% of total reserves.  At December 31, 2010, the Company’s total proved company interest reserves were 24,930 mboe, an increase of 50.4% compared to 16,573 mboe at December 31, 2009; of which  property dispositions accounted for 1,109 mboe or a 6.7% decrease in the Company’s total proved company interest reserves. Excluding dispositions, the Company’s total proved company interest reserves at December 31, 2010 increased by 57.1% when compared to December 31, 2009 (calculated increases include 2010 production of  3,110 mboe).

Bellatrix’s average sales volumes for 2010 are estimated to be 8,519 boe/d. Fourth quarter 2010 sales volumes averaged 10,002 boe/d, weighted 38% towards light oil and natural gas liquids and  62% towards natural gas.  Excluding properties which were disposed  in 2010, proved and probable company interest reserve additions in 2010 replaced 590% of production.

The Company has experienced several years of positive revisions to its established reserve base as reserve confidence increases with production history and expects this trend to continue.  Additionally, reserves expected from the Company’s developing Cardium and Notikewin resource plays are only partially evaluated due to the early stage of development of the play and the horizontal drilling and completion technologies involved.  Specifically, the reserve evaluation includes 18.9 net undeveloped Notikewin horizontal gas locations at Ferrier and 36.2 net undeveloped Cardium horizontal oil locations at Pembina.  Focusing on the Cardium oil play, the

Company is in the process of developing and proving up reserves across 144 gross (82 net) sections of land, an average 57% working interest.

PRODUCTION

For the 2010 year, sales volumes averaged 8,519 boe/d compared to 8,426 boe/d for the same period in 2009, representing an 1% increase. Sales volumes for the three months ended December 31, 2010 averaged 10,002 boe/d, up 52% from the 6,572 boe/d sold in the fourth quarter of 2009.  The weighting toward crude oil, condensate and NGLs sales volumes averaged 38% in the 2010 fourth quarter, compared to 25% in the corresponding period in 2009.  Fourth quarter 2010 sales volumes were higher than the same period in 2009 primarily due to the success achieved from an expanded drilling program in 2010.  Sales volumes for the month of December 2010 averaged approximately 10,500 boe/d; crude oil, condensate and NGLs made up 42% of December 2010 sales volumes. For the week of February 5 to February 11, 2011 field production averaged 11,220 boe/d (weighted  43% to crude oil, condensate and NGLs).

Natural gas sales averaged 37.1 Mmcf/d during the last quarter of 2010, compared to 29.6 Mmcf/d in the fourth quarter of 2009.  The Company’s natural gas sales increase was attributed to natural gas wells drilled in the third and fourth quarter of 2010.  The weighting toward natural gas sales volumes averaged 62% in the fourth quarter, compared to 75% in the corresponding period of 2009 as Bellatrix concentrates on exploiting its Cardium oil resource play.  Crude oil, condensate and NGL sales volumes averaged 3,821 bbls/d in the fourth quarter of 2010 compared to 1,642 bbls/d during the same period of 2009.

As stated in the press release dated November  16, 2010 Bellatrix has announced a $85 million capital expenditures budget for 2011. In addition, the Company anticipates utilizing up to $10 million from a joint venture partner. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2011 budget is anticipated to provide 2011 average daily production of approximately 12,000 boe/d and an exit rate of approximately 13,000 boe/d. The 2011 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin resource plays.

As part of the 2011 capital expenditures budget the Corporation anticipates a very active first quarter in 2011 with participation in 25 gross (12.4 net) wells weighted 2/3 oil and 1/3 liquids rich gas. Drilling expenditures in Q1 2011 should total approximately $35 million funded by the Company and an additional $5 million funded by a joint venture partner. In addition, in Q1 2011 the Company has made property acquisitions totaling $13.2 million.

CAPITAL EXPENDITURES

	Years ended December 31,
($000s)	2010 (unaudited)	2009
Lease acquisitions and retention	480	649
Geological and geophysical	737	31
Drilling and completion costs	90,914	13,715
Facilities and equipment	9,384	3,616
Drilling Incentive Credits	(3,128)	(2,168)
Exploration and development[1]	98,387	15,843
Corporate	521	644
Property acquisitions	7,840	—
Total capital expenditures — cash	106,748	16,487
Property dispositions — cash	(14,567)	(92,921)
Total net capital expenditures — cash	92,181	(76,434)
Other — non-cash [2]	2,280	(492)
Total capital expenditures	94,461	(76,926)

1 Excludes capitalized costs related to asset retirement obligation expenditures incurred during the year.

2 Other includes current period’s asset retirement obligations, unit based compensation capitalized and  assets under capital lease.

PROPERTY ACQUISITIONS

On December 10, 2010, Bellatrix closed the purchase of certain property interests in the Pembina area for a net purchase price of $4.5 million after adjustments. The transaction which was effective August 1, 2010, included the acquisition  of an additional 6.5 gross sections (2.5 net) of Cardium rights, for an increase of an additional 10.0 net Cardium horizontal drilling locations.  The acquisition also included approximately 70 boe/d of production and associated facilities.

On January 25, 2011, Bellatrix acquired the interest in a section of Frog Lake First Nation lands from a joint venture partner for a net purchase price of $2.2 million after adjustments. The transaction has  an effective date of January 1, 2011. These assets consists of approximately 130 boe/d of net production; an additional 20% interest in the Colony formation in these lands (BXE already has 13.75%WI) and  an additional  50% WI in the McLaren formation in these lands (BXE already has a 50% WI) except for a ¼ section which the McLaren interests are as per the Colony. The south half of the section is undeveloped with 2 wells scheduled for drilling in Q1 2011.

On January 25, 2011, Bellatrix exercised a right of first refusal increasing its interest in a joint venture property in the Brazeau Area of West Central Alberta for approximately $1.5 million. The asset acquisition consisted of approximately 3,200 gross (1,102.8 net) acres of Cardium rights providing the Company with up to 6.3 net Cardium locations and included 15 boe/d of production.

At December 31, 2010,  Bellatrix reports 211,893 net undeveloped acres (compared to 258,507 net in 2009).  The change is attributable to normal course lease expiries in non-core gas areas (~62% of the change), strategic non-core asset sales (~25% of the change), and reclassification of lands (such as drilling). In the Greater Pembina core area of Bellatrix, expiries to the undeveloped net acreage were largely offset by recent acquisitions. Of note within the Greater Pembina area respecting Cardium expiries, Bellatrix had approximately 22 net sections expire in 2010 of which 20 net sections were replaced via an agreement concluded February 1, 2011.

PROPERTY DISPOSITIONS

In 2010, Bellatrix has been working on a number of internal initiatives to streamline and optimize our ongoing operations, specifically the ability to expand and accelerate the drilling of its Cardium oil resource.

On December 22, 2010, Bellatrix completed the sale of its interest in a non-core property at Mantario, Saskatchewan for net proceeds of $13.5 million after adjustments. The effective date of the sale was December 1, 2010. The net proceeds were used to reduce the Company’s bank indebtedness and ultimately will be directed towards the development of its Cardium oil resource program.

On December 30, 2010, the Company closed the Willesden Green Facilities Joint Venture raising the amount of $1.6 million and with the Company contributing the battery facilities located at 4-29-42-8W5 to the joint venture for approximately $1.6 million. This is accounted for as a capital lease transaction.

On December 31, 2010, the Company also closed another minor non-core property sale at Killam for net proceeds of $375,000 after adjustments.  The purchase and sale agreement had an effective and closing date of December 31, 2010.

COMMODITY RISK MANAGEMENT CONTRACTS

Bellatrix recently added four natural gas fixed price swaps for a total of 20,000 GJ (18.2 mmcf/d) at an average price of CDN$3.78 GJ/d (CDN$4.155/mcf) for the period April 1, 2011 through October 31, 2011.  In addition, the Company has added three crude oil fixed price swaps for 500 bbl/d each at US$89.10/bbl, US$95.00/bbl and US$97.50/bbl, respectively for varying terms within 2011. The Company now has fixed price swaps in place at an annual 2011 average of 2,877 bbl/d of crude oil at an  average fixed price of CDN$90.83/bbl. For the period from February 1 to December 31, 2011, the Company has fixed price swaps in place at an average of 2,958 bpd of crude oil at an average fixed price of CDN $91.07/bbl.

As at February 16, 2011, Bellatrix has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural Gas fixed	Apr. 1, 2011 to Oct. 31, 2011	5,000 GJ/day	$3.87 CDN	$3.87 CDN	AECO
Natural Gas fixed	Apr. 1, 2011 to Oct. 31, 2011	5,000 GJ/day	$3.65 CDN	$3.65 CDN	AECO
Natural Gas fixed	Apr. 1, 2011 to Oct. 31, 2011	5,000 GJ/day	$3.805 CDN	$3.805 CDN	AECO
Natural Gas fixed	Apr. 1, 2011 to Oct. 31, 2011	5,000 GJ/day	$3.80 CDN	$3.80 CDN	AECO
Crude Oil fixed	Jan. 1, 2011 to Dec. 31, 2011	1,000 bbl/d	$88.18 CDN	$88.18 CDN	WTI
Crude Oil fixed	Jan. 1, 2011 to Dec. 31, 2011	500 bbl/d	$89.00 CDN	$89.00 CDN	WTI
Crude Oil fixed	Jan. 1, 2011 to Dec. 31, 2011	500 bbl/d	$89.10 US	$89.10 US	WTI
Crude Oil fixed	Feb. 1, 2011 to Dec. 31, 2011	500 bbl/d	$95.00 US	$95.00 US	WTI
Crude Oil fixed	Mar. 1, 2011 to Dec. 31, 2011	500 bbl/d	$97.50 US	$97.50 US	WTI

TOTAL DEBT

Bellatrix’s net debt, excluding unrealized commodity contract assets and liabilities, future income taxes and asset retirement obligations, as at December 31, 2010 was $87.4 million, representing $41.2 million outstanding on the credit facility, $47.6 million in convertible debentures (liability component) and the net balance of working capital.

Part of Bellatrix’s focus in 2010 has been directed towards improving the Company’s financial flexibility and building a stronger balance sheet.

On January 28, 2010, Bellatrix closed an equity issuance of 13.64 million common shares on a bought deal basis at a price of $3.30 per share for gross proceeds of $45.0 million (net proceeds of $42.7 million after underwriter fees and before other closing costs).  The net proceeds from this financing were used to temporarily reduce outstanding indebtedness, thereby freeing up borrowing capacity that may be redrawn to fund Bellatrix’s ongoing capital expenditure program and for general purposes.

On April 20, 2010, Bellatrix issued $55 million of principal amount of convertible unsecured subordinated debentures (the “4.75% Debentures”) on a bought deal basis.  The 4.75% Debentures have a face amount of $1,000, bear interest at the rate of 4.75% per annum payable semi-annually in arrears on the last day of April and October of each year commencing on October 31, 2010 and mature on April 30, 2015 (the “Maturity Date”). The 4.75% Debentures are convertible at the holder’s option and at any time prior to the close of business on the earlier of the close of business on the business day immediately preceding the Maturity Date and the date specified by the Corporation for redemption of the 4.75% Debentures into common shares of the Corporation at a conversion price of $5.60 per common share (the “Conversion Price”), subject to adjustment in certain events. The 4.75% Debentures are not redeemable by the Corporation before April 30, 2013. On and after April 13, 2013 and prior to April 30, 2014, the 4.75% Debentures are redeemable at the Corporation’s option, in whole or in part, at par plus accrued and unpaid interest if the weighted average trading price of the common shares for the specified period is not less than 125% of the Conversion Price.  On and after April 30, 2014, the 4.75% Debentures are redeemable at the Corporation’s option, in whole or in part, at any time at par plus accrued and unpaid interest.  Proceeds from the issuance of the 4.75% Debentures were  used by Bellatrix to partially fund the redemption of the convertible unsecured subordinated debentures due June 30, 2011 (the “7.5% Debentures”) and the balance of the redemption amount was  funded through bank indebtedness.

On August 12, 2010, Bellatrix issued  4.71 million common shares on a flow through basis (“Flow Through Shares”) at a price of $4.25 per Flow Through Share for aggregate gross proceeds of $20,017,500.  Proceeds of the offering were used to accelerate the Company’s Cardium light oil exploration program by incurring expenditures eligible for Canadian exploration expenses that will be renounced to subscribers of the Flow Through Shares effective on or before December 31, 2010.

Net debt and total net debt are considered non-GAAP terms.  The Company’s calculation of net debt includes the net working capital deficiency (excess) before short-term commodity contract assets and liabilities, current capital lease obligation and short-term future income tax assets and liabilities.  Total net debt also includes the liability component of convertible debentures and excludes asset retirement obligations, long-term capital lease obligation and the future income tax assets and liabilities.  A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is provided below:

Reconciliation of Total Liabilities to Total Net Debt

	Years ended December 31,
($000s, except where noted)	2010 (unaudited)	2009
Total liabilities per internal financial statements	164,561	159,619
Current liabilities included within working capital calculation	(46,864)	(24,305)
Asset retirement obligations	(27,483)	(25,728)
Capital lease obligation	(1,443)	—

Working Capital
Current assets	(44,119)	(29,036)
Current liabilities	46,864	24,305
Current portion of capital lease	(146)	—
Net commodity contract asset (liability)	(3,732)	3,374
Net future income taxes — current	(194)	(960)
	(1,327)	(2,317)
Total net debt	87,444	107,269

TAX POOLS

At December 31, 2010, the Company had approximately $449 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2010 (unaudited)	2009
Canadian exploration expenses	100	44,000	43,200
Canadian development expenses	30	286,500	210,500
Canadian oil and gas property expenses	10	9,100	15,100
Foreign resource expenses	10	900	1,100
Attributed Canadian Royalty Income	(Alberta) 100	16,100	16,100
Undepreciated capital cost(1)	6-55	89,100	100,600
Non capital losses (expire through 2027)	100	300	13,100
Financing costs	20 S.L	3,000	200
Total Tax Pools		449,000	399,900

(1) Approximately $84 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

As a result of the issuance of the Flow-Through Shares on August 12, 2010, Bellatrix is committed to incur approximately $20 million in qualifying Exploration Expense prior to December 31, 2011.

CASH FLOW FROM OPERATING ACTIVITIES AND FUNDS FLOW FROM OPERATIONS

Funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities before asset retirement costs incurred and changes in non-cash working capital incurred. The Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations is provided below:

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations

	Years ended December 31,
($000s, except per share amounts)	2010 (unaudited)	2009
Cash flow from operating activities	44,272	30,671

Realization of imputed interest costs on 7.5% Debentures	5,050	—

Asset retirement costs incurred	1,373	1,510

Change in non-cash working capital	2,347	3,844

Funds flow from operations	53,042	36,025

Bellatrix’s cash flow from operating activities of $44.3 million ($0.47 per diluted share) for the year ended December 31, 2010 increased approximately 44% from the $30.7 million ($0.39 per diluted share) generated in 2009.  Bellatrix generated funds flow from operations of $53.0 million ($0.57 per diluted share) for the year ended December 31, 2010, up 47% from $36.0 million ($0.46 per diluted share) for 2009.  The increase in cash flow from operating activities and funds flow from operations for 2010 compared to 2009 was primarily the result higher petroleum and natural gas sales, lower production, G&A and interest and financing expenses, offset by a decrease in realized gains on commodity price risk contracts and higher royalties.

Reserves, at December 31, 2010, as evaluated by GLJ, are summarized below and in the following tables.

Summary of Oil and Gas Company Interest1 Reserves2 (Gross + Royalties Receivable)

Forecast Prices and Costs

	As At December 31, 2010					As at Dec. 31, 2009
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	58,304	408	2,671	1,583	14,380	12,345
Developed non-producing	5,877	—	52	67	1,099	1,019
Undeveloped	28,117	61	3,742	962	9,451	3,209
Total proved	92,298	469	6,465	2,612	24,930	16,573
Probable	60,379	217	5,569	1,781	17,630	9,299
Proved plus probable, producing	77,922	533	4,034	2,112	19,666	16,399
Total proved plus probable	152,677	686	12,035	4,393	42,560	25,872

1 “Company Interest” means Bellatrix’s working interest (operated or non operated) share before deduction of royalties but after including any royalty interests of Bellatrix.

2 May not add due to rounding.

3 Includes 1,632 mmcf of total proved and  1,991 Gross mmcf total proved plus probable assigned to natural gas from coal bed methane reserves.

Summary of Oil and Gas Working Interest1 Reserves2 (Gross)

Forecast Prices and Costs

	As At December 31, 2010					As at Dec. 31, 2009
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	58,017	385	2,671	1,573	14,299	12,272
Developed non-producing	5,877	—	52	67	1,099	1,109
Undeveloped	28,090	60	3,742	961	9,445	3,201
Total proved	91,984	445	6,465	2,601	24,842	16,492
Probable	60,291	208	5,566	1,778	17,600	9,259
Proved plus probable, producing	77,608	503	4,034	2,101	19,573	16,315
Total proved plus probable	152,275	653	12,031	4,379	42,442	25,750

1 “Working Interest” means Bellatrix’s working interest (operated or non operated) share before deduction of royalties and without including any royalty interests of  Bellatrix..  Also referred to as “Gross” reserves under NI 51-101.

2 May not add due to rounding.

3 Includes 1,632 mmcf of total proved and  1,991 Gross mmcf total proved plus probable assigned to natural gas from coal bed methane reserves..

Summary of Oil and Gas Net Reserves1, 2 (Net)

Forecast Prices and Costs

	As At December 31, 2010					As at Dec. 31, 2009
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	47,377	342	2,152	1,017	11,408	9,958
Developed non-producing	4,883	—	41	49	904	817
Undeveloped	22,508	51	3,064	727	7,593	2,516
Total proved	74,768	393	5,256	1,793	19,904	13,291
Probable	48,501	169	4,372	1,212	13,836	7,263
Proved plus probable, producing	63,239	436	3,114	1,339	15,430	13,172
Total proved plus probable	123,270	562	9,628	3,005	33,740	20,555

1 “Net” means Bellatrix’s working interest (operated or non operated) share after deduction of royalty obligations, plus Bellatrix’s royalty interests in reserves.

2 May not add due to rounding.

3 Includes 1,632 mmcf of total proved and  1,991 Gross mmcf total proved plus probable assigned to natural gas from coal  bed methane reserves..

RESERVES RECONCILIATION

COMPANY INTEREST1, 2 (Gross + Royalties Receivable)

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf)	Natural Gas from Coal (mmcf)	Total Natural Gas (mmcf)	Oil Equivalent (mboe)
PROVED PRODUCING
Opening Balance[3]	1,057	759	1,817	1,289	53,959	1,479	55,438	12,346
Discoveries	—	—	—	—	—	—	—	—
Extensions	1,521	126	1,647	492	12,149	—	12,149	4,164
Infill Drilling	479	—	479	54	1,355	—	1,355	759
Improved Recovery	—	—	—	—	161	—	161	27
Technical Revisions	29	65	94	76	2,993	242	3,235	708
Acquisitions	26	—	26	46	1,298	—	1,298	288
Dispositions	(3)	(392)	(395)	(6)	(334)	—	(334)	(456)
Economic Factors	(6)	—	(6)	(19)	(1,927)	1	(1,926)	(346)
Production	(432)	(150)	(581)	(350)	(12,861)	(211)	(13,072)	(3,110)
Closing Balance[4]	2,671	408	3,080	1,583	56,793	1,511	58,304	14,380
TOTAL PROVED
Opening Balance[3]	1,848	1,378	3,226	1,610	68,907	1,518	70,425	16,573
Discoveries	—	—	—	—	—	—	—	—
Extensions	4,616	138	4,755	1,261	32,622	—	32,622	11,452
Infill Drilling	834	—	834	92	2,304	—	2,304	1,310
Improved Recovery	—	—	—	—	161	—	161	27
Technical Revisions	(418)	95	(323)	(9)	827	323	1,150	(139)
Acquisitions	26	—	26	46	1,298	—	1,298	288
Dispositions	(3)	(992)	(995)	(20)	(561)	—	(561)	(1,109)
Economic Factors	(6)	—	(6)	(18)	(2,030)	1	(2,029)	(362)
Production	(432)	(150)	(581)	(350)	(12,861)	(211)	(13,072)	(3,110)
Closing Balance[4]	6,465	470	6,935	2,612	90,666	1,632	92,298	24,930
PROBABLE
Opening Balance[3]	794	477	1,271	1,034	41,530	432	41,961	9,299
Discoveries	—	—	—	—	—	—	—	—
Extensions	4,103	117	4,220	892	23,396	—	23,396	9,011
Infill Drilling	411	—	411	53	1,513	—	1,513	716
Improved Recovery	—	—	—	—	110	—	110	19
Technical Revisions	254	11	265	(168)	(5,357)	(72)	(5,429)	(807)
Acquisitions	8	—	8	14	397	—	397	88
Dispositions	(3)	(388)	(391)	(29)	(731)	—	(731)	(542)
Economic Factors	3	—	3	(17)	(838)	1	(838)	(154)
Production	—	—	—	—	—	—	—	—
Closing Balance[4]	5,569	217	5,786	1,781	60,020	360	60,379	17,630
PROVED PLUS PROBABLE
Opening Balance[3]	2,642	1,855	4,497	2,644	110,437	1,950	112,386	25,872
Discoveries	—	—	—	—	—	—	—	—
Extensions	8,719	255	8,975	2,152	56,018	—	56,018	20,463
Infill Drilling	1,244	—	1,244	145	3,817	—	3,817	2,026
Improved Recovery	—	—	—	—	271	—	271	46
Technical Revisions	(164)	107	(57)	(177)	(4,530)	251	(4,279)	(947)
Acquisitions	33	—	33	60	1,695	—	1,695	376
Dispositions	(6)	(1,381)	(1,386)	(49)	(1,292)	—	(1,292)	(1,651)
Economic Factors	(4)	—	(4)	(34)	(2,868)	2	(2,867)	(515)
Production	(432)	(150)	(581)	(350)	(12,861)	(211)	(13,072)	(3,110)
Closing Balance[4]	12,035	686	12,721	4,393	150,686	1,991	152,677	42,560

1 “Company Interest” means Bellatrix’s working interest (operated or non operated) share before deduction of royalties but after including any royalty interests of  Bellatrix.

2 Based on forecast prices and costs. May not add due to rounding.

3 As at December 31, 2009.

4 As at December 31, 2010.

RESERVES RECONCILIATION

WORKING INTEREST1 (Gross)

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf)	Natural Gas from Coal (mmcf)	Total Natural Gas (mmcf)	Oil Equivalent (mboe)
PROVED PRODUCING
Opening Balance[2]	1,057	741	1,798	1,278	53,694	1,479	55,173	12,272
Discoveries	—	—	—	—	—	—	—	—
Extensions	1,521	120	1,641	492	12,149	—	12,149	4,157
Infill Drilling	479	—	479	54	1,355	—	1,355	759
Improved Recovery	—	—	—	—	161	—	161	27
Technical Revisions	27	66	93	72	2,831	242	3,073	677
Acquisitions	26	—	26	46	1,289	—	1,289	286
Dispositions	(3)	(392)	(395)	(6)	(322)	—	(322)	(454)
Economic Factors	(6)	—	(6)	(19)	(1,927)	1	(1,926)	(346)
Production	(430)	(149)	(578)	(345)	(12,724)	(211)	(12,934)	(3,079)
Closing Balance[3]	2,671	385	3,056	1,573	56,507	1,511	58,017	14,299
TOTAL PROVED
Opening Balance[2]	1,848	1,358	3,206	1,597	68,613	1,518	70,131	16,492
Discoveries	—	—	—	—	—	—	—	—
Extensions	4,616	132	4,748	1,261	32,622	—	32,622	11,446
Infill Drilling	834	—	834	92	2,304	—	2,304	1,310
Improved Recovery	—	—	—	—	161	—	161	27
Technical Revisions	(420)	96	(324)	(13)	668	323	991	(172)
Acquisitions	26	—	26	46	1,289	—	1,289	286
Dispositions	(3)	(992)	(995)	(20)	(549)	—	(549)	(1,106)
Economic Factors	(6)	—	(6)	(18)	(2,030)	1	(2,029)	(362)
Production	(430)	(149)	(578)	(345)	(12,724)	(211)	(12,934)	(3,079)
Closing Balance[3]	6,465	445	6,910	2,601	90,353	1,632	91,984	24,842
PROBABLE
Opening Balance[2]	794	471	1,266	1,027	41,364	432	41,795	9,258
Discoveries	—	—	—	—	—	—	—	—
Extensions	4,100	113	4,213	890	23,361	—	23,361	8,997
Infill Drilling	411	—	411	53	1,513	—	1,513	716
Improved Recovery	—	—	—	—	110	—	110	19
Technical Revisions	254	12	266	(163)	(5,246)	(72)	(5,318)	(782)
Acquisitions	8	—	8	14	395	—	395	88
Dispositions	(3)	(388)	(391)	(29)	(728)	—	(728)	(542)
Economic Factors	3	—	3	(17)	(838)	1	(838)	(154)
Production	—	—	—	—	—	—	—	—
Closing Balance[3]	5,566	208	5,774	1,778	59,931	360	60,291	17,600
PROVED PLUS PROBABLE
Opening Balance[2]	2,642	1,830	4,472	2,624	109,976	1,950	111,926	25,750
Discoveries	—	—	—	—	—	—	—	—
Extensions	8,716	245	8,961	2,151	55,983	—	55,983	20,443
Infill Drilling	1,244	—	1,244	145	3,817	—	3,817	2,026
Improved Recovery	—	—	—	—	271	—	271	46
Technical Revisions	(166)	108	(58)	(175)	(4,578)	251	(4,327)	(955)
Acquisitions	33	—	33	60	1,684	—	1,684	374
Dispositions	(6)	(1,381)	(1,386)	(49)	(1,277)	—	(1,277)	(1,648)
Economic Factors	(4)	—	(4)	(34)	(2,868)	2	(2,867)	(515)
Production	(430)	(149)	(578)	(345)	(12,724)	(211)	(12,934)	(3,079)
Closing Balance[3]	12,031	653	12,684	4,379	150,284	1,991	152,275	42,442

1 “Working Interest” means Bellatrix’s working interest (operated or non operated) share before deduction of royalties and without including any royalty interest of Bellatrix.   Also referred to as “Gross” reserves under NI 51-101.  May not add due to rounding.

2 As at December 31, 2009.

3 As at December 31, 2010.

NET PRESENT VALUE OF FUTURE NET REVENUE

The forecast prices used in GLJ’s reserve report effective December 31, 2010 (the “GLJ Report”) were an average of the forecast prices published by GLJ, Sproule Associates Limited and McDaniel & Associates Consultants Ltd., as at January 1, 2011 (the “Consultants’ Average Forecast Prices”)  and cost inflation factors as at January 1, 2011 prior to provision for interest, debt service charges and general and administrative expenses.  It should not be assumed that the net present values of future net revenues estimated by GLJ represent the fair market value of the reserves.

Estimated future net revenues are stated before deducting future estimated site restoration costs but are reduced for estimated future abandonment costs, the Saskatchewan Capital Tax and estimated capital for future development associated with the reserves.  In the GLJ Report, the net total future capital over the life of the reserves associated with the proved reserves is $157.9 million ($136.4 million discounted at 10%) and $288.8 million ($241.5 million discounted at 10%) for the total proved plus probable reserves. The change in 2010 net total future capital (excluding dispositions) over the life of the reserves associated with the proved reserves is $105.4 million ($93.55 million discounted at 10%) and $199.1 million ($169.78 million discounted at 10% due to extended future schedules for some projects) for the total proved plus probable reserves.

Summary of Net Present Values of Future Net Revenue1

Forecast Prices and Costs ($000s)

Before Income Taxes, Discounted at (%/ year)

As at December 31, 2010	0%	5%	10%	15%	20%
Proved
Developed producing	353,742	275,587	227,796	195,836	172,997
Developed non-producing	19,543	13,417	10,571	8,780	7,495
Undeveloped	218,153	129,378	81,563	52,965	34,494
Total proved	591,439	418,382	319,931	257,581	214,985
Probable	514,333	264,980	161,608	108,815	77,882
Proved Plus Probable Producing	520,973	362,568	282,911	235,263	203,444
Total proved plus probable	1,105,772	683,361	481,539	366,396	292,867

1 May not add due to rounding

The following table provides an estimate of the net present value of future net revenue on an after tax basis assuming that Bellatrix would be subject to corporate income tax on its income beginning in 2011.  It should be noted that this estimate does not take into account any corporate tax deductions such as interest and general and administrative expenses or for any tax pools generated by capital expenditures beyond what exists in the GLJ forecast.

Summary of Net Present Values of Future Net Revenue1

Forecast Prices and Costs ($000s)

After Income Taxes, Discounted at (%/ year)

As at December 31, 2010	0%	5%	10%	15%	20%
Proved
Developed producing	353,742	275,587	227,796	195,836	172,997
Developed non-producing	19,543	13,417	10,571	8,780	7,495
Undeveloped	178,505	110,675	71,982	47,737	31,494
Total proved	551,791	399,679	310,349	252,353	211,986
Probable	385,723	199,023	121,728	82,270	59,127
Proved Plus Probable Producing	498,903	355,626	280,436	234,297	203,039
Total proved plus probable	937,514	598,701	432,078	334,623	271,112

1 May not add due to rounding

The following is a summary of the Consultants’ Average Forecast Prices as at January 1, 2011:

	OIL				NATURAL
Year Forecast	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	NATURAL GAS AECO Price ($Cdn/MMBtu)	GAS LIQUIDS at Edmonton[3] ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)

2011	87.13	87.83	69.98	4.15	91.35	1.8	0.9622
2012	88.61	90.51	70.70	4.77	92.82	1.8	0.9622
2013	89.76	92.05	69.50	5.23	94.11	1.8	0.9622
2014	91.43	93.77	69.91	6.08	95.84	1.8	0.9622
2015	93.90	96.28	71.80	6.42	98.42	1.8	0.9622
2016	96.17	98.63	73.56	6.69	100.80	1.8	0.9622
2017	98.20	100.71	75.11	6.92	102.94	1.8	0.9622
2018	100.16	102.71	76.61	7.11	104.97	1.8	0.9622
2019	102.20	104.83	78.21	7.27	107.12	1.8	0.9622
2020	104.12	106.79	79.66	7.41	109.14	1.8	0.9622
2021	106.02	108.73	81.11	7.52	111.10	1.8	0.9622
2022	107.98	110.76	82.61	7.68	113.19	1.8	0.9622
2023	109.96	112.77	84.13	7.81	115.23	1.8	0.9622
2024	111.99	114.84	85.67	7.97	117.37	1.8	0.9622
2025	114.08	117.00	87.25	8.09	119.56	1.8	0.9622
Thereafter	+ 1.8%/year	+ 1.8%/year	+ 1.8%/year	+ 1.8%/year	+ 1.8%/year	1.8	0.9622

1 Inflation rates for forecasting prices and costs

2 Exchange rates used to generate the benchmark reference prices in this table

3 Natural Gas Liquids is represented by the pentanes plus price

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2010, were $4.19 /Mcf for natural gas, $76.25/bbl for light, medium gravity crude oil and condensate, $60.50/bbl for heavy oil and $39.81/bbl for natural gas liquids.

NET ASSET VALUE — Proved Plus Probable

The following table of net asset value is based on the GLJ evaluation of future net revenue, which does not represent fair market value and does not take into account possible reserve additions from reinvestment of cash flow in existing properties.

($000’s except acre, unit and per unit amounts)	PW 0%	PW 5%	PW 10%	PW 15%	PW 20%
Reserves[1]	1,105,772	683,361	481,539	366,396	292,867
Undeveloped Lands[2]	85,850	85,850	85,850	85,850	85,850
Value of Seismic[3]	18,200	18,200	18,200	18,200	18,200
Net Debt[4]	(87,444)	(87,444)	(87,444)	(87,444)	(87,444)
Net Asset Value [6]	1,122,378	699,967	498,145	383,002	309,473

Per Common Share [5]
- Per Basic Outstanding	$11.52	$7.18	$5.11	$3.93	$3.18
- Per Diluted Weighted Average	$12.03	$7.50	$5.34	$4.11	$3.32

1  As evaluated by GLJ as at December 31, 2010  based on forecast prices and costs before income tax

2  As estimated by Bellatrix as at December 31, 2010  on 211,893  net acres of undeveloped land at an average price of $405.16 per acre.

3 Based on 28% of $64.6 million replacement value based on seismic costs on an average of $1,500/km for 2d and $10,000/km2 to buy data.

4 Long term debt net of working capital excluding unrealized commodity contract losses as at December 31, 2010, including the liability portion of convertible debenture ($47.6  million). As at December 31, 2010, the principal amount of convertible debentures outstanding was $55.0 million.

5 Based on 97.446 million common shares outstanding as at December 31, 2010 and diluted weighted average of 93.287 million shares.  In computing diluted weighted average number of a total of 5,823,377 share options and 9,821,429 common shares issuable on conversion of convertible debentures were excluded from the calculation as they were not dilutive.

6Certain of the information used in the foregoing calculation, including net debt and number of common shares outstanding, is based on unaudited financial information and is subject to audit and may be subject to change as a result.

FINDING, DEVELOPMENT AND ACQUISITION COSTS 1, 3

PROVED PLUS PROBABLE

	2010	2009	2008	2008 – 2010 Avg.
Excluding Future Development Costs
FD&A Costs Proved Plus Probable ($/boe)
Exploration and development[2]	4.68	7.35	37.30	6.24
Acquisitions (excluding dispositions)	20.96	—	16.46	15.77
Total (including acquisitions)	4.96	6.90	31.46	6.58
Including Future Development Costs[2]
FD&A Costs — Proved Plus Probable ($/boe)
Exploration and development	12.74	6.32	39.73	13.27
Acquisitions (excluding dispositions)	20.96	—	16.46	15.77
Total (including acquisitions)	12.89	5.93	33.21	13.36

1 NI 51-101 specifies how finding and development costs should be calculated if they are reported.  Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions.  The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs.  By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix’s ongoing reserve replacement costs.  Since acquisitions can have a significant impact on Bellatrix’s annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix’s cost structure.  Accordingly, Bellatrix also provides finding, development and acquisition costs that incorporate all acquisitions net of any dispositions during the year.  The foregoing calculation is based on working interest reserves.

2 The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

3Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result..

FINDING, DEVELOPMENT AND ACQUISITION COSTS 1, 3

PROVED

	2010	2009	2008	2008 – 2010 Avg.
Excluding Future Development Costs
FD&A Costs Proved ($/boe)
Exploration and development[2]	8.03	6.26	17.50	8.94
Acquisitions (excluding dispositions)	27.41	—	24.15	21.66
Total (including acquisitions)	8.47	6.01	18.24	9.42
Including Future Development Costs[2]
FD&A Costs — Proved ($/boe)
Exploration and development	15.67	8.97	20.09	15.22
Acquisitions (excluding dispositions)	27.41	—	24.15	21.66
Total (including acquisitions)	15.94	8.61	20.54	15.46

1 NI 51-101 specifies how finding and development costs should be calculated if they are reported.  Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions.  The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs.  By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix’s ongoing reserve replacement costs.  Since acquisitions can have a significant impact on Bellatrix’s annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix’s cost structure.  Accordingly, Bellatrix also provides finding, development and acquisition costs that incorporate all acquisitions net of any dispositions during the year.  The foregoing calculation is based on working interest reserves.

2 The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

3Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result.

RECYCLE RATIO (OPERATING NETBACK1/FD&A COST)

As at December 31, 2010	Proved	Proved Plus Probable
Operating netback before commodity price risk management contracts ($/boe) [1]	$16.42	$16.42
Recycle ratio (excluding future development costs)	1.94x	3.31x

Operating netback after commodity price risk management contracts ($/boe) [1]	$21.37	$21.37
Recycle ratio (excluding future development costs)	2.52x	4.31x

1Operating netback is calculated by deducting transportation, royalties and operating costs from revenue.

RESERVE LIFE INDEX

Bellatrix’s reserve life index has been determined for proved plus probable working interest reserves using forecast prices and costs.  The reserve life index for 2010 below is calculated by dividing reserves as at the effective date of the GLJ Report, December 31, 2010, by the first year production as set forth in the GLJ Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

Reserve Life Index

	2010	2009	2008	2007	2006
Proved	7.2	6.4	6.4	5.6	4.7
Proved plus probable	11.2	9.4	10.1	7.9	6.4

METHOD OF PREPARATION

In this press release both “Working Interest” reserves (being working interest reserves, excluding royalty interest reserves, before deduction of royalty burdens payable) and “Net Interest” reserves (being working interest reserves and royalty interests less royalty burdens payable) are disclosed.  Working Interest reserves are also referred to as “Gross” reserves under NI 51-101.  In addition “Company Interest” reserves are disclosed (being working interest reserves and royalty interests, before deduction of royalty burdens payable).  The GLJ Report was prepared utilizing definitions as set out under NI 51-101.

LAND

As at December 31, 2010, Bellatrix had over 211,893 net undeveloped acres in Alberta, British Columbia and Saskatchewan.

Land Statistics

	2010	2009
Average working interest
Developed	56%	57%
Undeveloped	60%	61%
Total	58%	59%

Land Holdings1

	2010		2009
	Gross	Net	Gross	Net
Developed
British Columbia	20,558	7,527	21,265	7,740
Alberta	379,066	210,780	386,844	220,343
Saskatchewan	13,487	12,734	14,324	13,531
Total	413,111	231,041	422,433	241,614
Undeveloped
British Columbia	144,632	61,195	146,612	61,987
Alberta	194,030	138,318	258,036	176,184
Saskatchewan	12,380	12,380	20,437	20,336
Total	351,042	211,893	425,085	258,507
Developed and Undeveloped
British Columbia	165,190	68,722	167,878	69,726
Alberta	573,096	349,098	644,879	396,527
Saskatchewan	25,867	25,113	34,761	33,867
Total	764,153	442,934	847,518	500,120

1 May not add due to rounding

Bellatrix Exploration Ltd. is a growth oriented exploration and production company based in Calgary, Alberta, Canada. An updated corporate presentation will be posted on www.bellatrixexploration.com.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith	Edward Brown	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

READER ADVISORIES:

CONVERSION:  The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES:  This document contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Canadian GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in the document.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This document also contains other terms such as total net debt and operating netbacks, which are not recognized measures under Canadian GAAP.  Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and short-term future income tax assets and liabilities.  Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating expenses.  Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other trusts or companies.

FORWARD LOOKING STATEMENTS Statements in this document may contain forward-looking information including management’s assessment of future plans and operations, drilling plans, reserve estimates, capital expenditures, the nature of the expenditures, the method of funding thereof, timing of renunciation of flow-through expenditures, expected increases to reserves and the timing thereof and the total future capital associated with development of reserves, forecast reductions in operating expenses, 2011 average production and exit rate estimates. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry; commodity prices, and; exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration; development and production; delays or changes in plans; risks associated to the uncertainty of reserve estimates; health and safety risks, and; the uncertainty of estimates and projections of production, costs and expenses. The recovery and reserve estimates of Bellatrix’s reserves provided herein are estimates only and there is not guarantee that the estimated reserves will be recovered. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing lists of factors and assumptions are not exhaustive. Additional information on these and other factors that could effect the Company’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at the Company’s website (www.bellatrixexploration.com.). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.